Exhibit 1.1

This business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

This document has been translated from the Japanese-language original for reference purposes only. In the event of any conflict or discrepancy between the document and the Japanese-language original, the Japanese- language original shall prevail in all respects.

April 14, 2026

Company name:	create restaurants holdings inc.

Name of representative:	Jun Kawai, President

(Securities code: 3387; TSE Prime Market)

Inquiries:	Genta Ohuchi, Director and CFO

(Telephone: +81-3-5488-8022)

Company name:	SFP Holdings Co., Ltd.

Name of representative:	Makoto Sato, President

(Securities code: 3198; TSE Prime Market)

Inquiries:	Akihiro Kimura, Managing Director

(Telephone: +81-3-5491-5869)

Notice Concerning Conclusion of Merger Agreement between

create restaurants holdings inc. and SFP Holdings Co., Ltd.

create restaurants holdings inc. (“CRH”) and SFP Holdings Co., Ltd. (“SFPHD,” and together with CRH, the “Companies”) hereby announce that the Companies have resolved, at their respective meetings of the Board of Directors held today, to implement an absorption-type merger (the “Merger”), with CRH as the surviving company and SFPHD as the disappearing company, and have entered into a merger agreement (the “Merger Agreement”).

The Merger is scheduled to take effect on July 1, 2026, subject to approval of the Merger Agreement at the Annual General Meeting of Shareholders of SFPHD to be held on May 21, 2026. CRH will proceed with the Merger without obtaining approval of the Merger Agreement at its General Meeting of Shareholders, pursuant to the simplified merger procedures set forth in Article 796, Paragraph 2 of the Companies Act (Act No. 86 of 2005, as amended; hereinafter the same).

Prior to the effective date of the Merger (scheduled for July 1, 2026), the common stock of SFPHD (the “SFPHD Stock”) is expected to be delisted from the Tokyo Stock Exchange, Inc. (the “Tokyo Stock Exchange”) on June 29, 2026 (the last trading day is scheduled to be June 26, 2026).

1. Purpose of the Merger

CRH was founded in May 1999, and under the group mission of “Unlimited Excitement! Welcome diversity, Collaborate to Create, Surprise the world,” it operates a restaurant business both in Japan and overseas as a corporate group that grows sustainably together with its 26 consolidated subsidiaries (the “Create Restaurants Group”), aiming to contribute to enriching dietary lifestyles. In April 2025, CRH formulated the “Medium-Term Management Plan - Group Federal Management 2.0 – “, covering the five-year period through the fiscal year ending February 2030, positioning this period as “five years for solving essential issues.” Under this plan, CRH is pursuing growth strategies such as the evolution of essential values by refining cuisine, service, and locations, synergetic M&As, and the expansion of overseas operations, further evolving its “Multi-brand / Multi-location Strategy” and “Group Federal Management,” which are the core of the group strategy.

SFPHD was founded in April 1984, and with the management philosophy of “endless pursuit of ‘specialization’ in the upcoming trends,” it creates and develops brands such as “Isomaru Suisan,” “Toriyoshi Shoten,” and “Gonogo” through its subsidiaries SFP Dining Co., Ltd., Joh Smile Corporation, and CLOOC DINING CO., LTD., in order to provide customers with relaxing dining spaces created by a commitment to taste without being swayed by trends. SFPHD was listed on the Second Section of the Tokyo Stock Exchange in 2014, assigned to the First Section in 2019, and then moved from the First Section to the Prime Market in 2022 following the revision of the market segments of the Tokyo Stock Exchange.

Since CRH acquired shares of SFPHD (formerly SFP Dining Co., Ltd.) and made it a consolidated subsidiary in April 2013, the Companies have jointly implemented various initiatives to improve corporate value by utilizing the experience and expertise cultivated by both parties. In particular, since 2020, the Companies have sequentially established three joint ventures responsible for shared service functions for corporate operations such as accounting and human resources, purchasing planning functions, and store design and construction planning functions, respectively, in an effort to improve management efficiency.

Currently, the restaurant industry, after a period of recovery from the COVID-19 pandemic, is facing structural challenges such as labor shortages, soaring raw material and energy prices, rising construction costs, and the selection of restaurants by consumers due to diversifying preferences. In the izakaya (Japanese-style pub) industry in particular, it is an urgent task to respond to environmental changes such as the shift away from alcohol among young people, the slow recovery of demand in the late-night hours, and the selection of brands. Furthermore, regarding the governance of listed subsidiaries, there is a growing movement demanding the strengthening of response measures for the risk of structural conflicts of interest. With the publication of the “Practical Guidelines for Group Governance Systems” by the Ministry of Economy, Trade and Industry in June 2019 and the re-revision of the Corporate Governance Code in June 2021, various responses are required regarding the fairness and transparency of the governance of listed subsidiaries, which has also increased economic and administrative burdens.

Under these circumstances, while the Companies are operating as independent listed companies, CRH faces difficulties in making optimal and prompt decisions regarding the allocation of management resources, as it requires careful consideration of the interests of SFPHD’s minority shareholders. To consolidate management resources such as human resources, information, know-how, and funds possessed by the Companies more than ever before, and to respond flexibly to the rapidly changing market environment and realize further growth as a unified Create Restaurants Group, the Companies have come to the conclusion that the best approach is to merge CRH and SFPHD, integrate their holding company functions, and establish a flexible and prompt decision-making system. Accordingly, on December 9, 2025, CRH made a proposal for the Merger to SFPHD (the “Proposal”).

In response, SFPHD commenced specific considerations regarding the Merger upon receipt of the Proposal. In considering the Merger and conducting discussions and negotiations with CRH, SFPHD took into account that CRH is the parent company of SFPHD, holding 58.92% of SFPHD’s shares, and that the Merger constitutes a transaction in which structural conflicts of interest and information asymmetry issues exist. To ensure prudence in SFPHD’s decision-making regarding the Merger, eliminate the risk of arbitrariness and conflicts of interest in the decision-making process of SFPHD’s Board of Directors, and ensure its fairness, SFPHD established a special committee (the “Special Committee”) as an advisory body for the Merger, consisting of members independent of CRH, SFPHD, and the Merger, and established a framework for considering the Merger, including the appointment of external experts, as described in “3. Basis, etc. of details of allotment related to the Merger,” “(4) Measures to secure fairness (including measures to avoid conflicts of interest)” below.

Subsequently, CRH and SFPHD continued to consider the Merger and held repeated discussions and negotiations. As a result, the Companies have determined that the Merger is expected to enable the implementation of the following measures and the realization of synergies that could not be sufficiently achieved under the current capital relationship.

(1)	Efficiency of management resources through the integration of holding company functions By integrating the holding company functions of CRH and SFPHD, which had been difficult to promote from the perspective of maintaining SFPHD’s independence, the Companies believe it will be possible to improve the efficiency of management resources. This includes aggregating overlapping headquarters functions, reducing listing maintenance costs, and enabling the agile management of funds within the group. Furthermore, through the optimal allocation of human resources and funds created by these measures, the Companies believe they will be able to more promptly and proactively execute growth strategies, such as enhancing the value of existing brands and pursuing new M&A opportunities.

(2)	Activation of human capital For the human resources responsible for SFPHD’s headquarters functions, it will be possible to establish an environment where they can engage in broader and more diversified practical operations. These include tasks that were limited under the previous management structure, such as the overall management of domestic and overseas subsidiaries, overseas business operations, International Financial Reporting Standards (IFRS) operations, and the execution of domestic and overseas M&A and PMI (Post-Merger Integration) operations. Through these measures, the Companies intend to support the enhancement of employee expertise and diversified career paths while simultaneously strengthening the management foundation of the Create Restaurants Group.

(3)	Further deepening of “Group Federal Management” through the concentration of management resources By concentrating information, human resources, and know-how possessed not only by CRH and SFPHD but also by the subsidiaries of both companies, the Companies believe it will be possible to implement various initiatives. These include further promoting new store openings through the centralization of property information, facilitating the acquisition of corporate and group customers including inbound tourists, sharing digital marketing know-how such as official apps, further promoting the commonization of purchasing, and strengthening support systems for the recruitment and management of human resources, including foreign national employees. Furthermore, by utilizing the track record and know-how of store openings in commercial facilities such as food courts, expansion capabilities in regional cities and overseas, business format development capabilities, and store operation know-how possessed by CRH and its subsidiaries, the Companies will promote the expansion of new store openings for highly unique brands such as “Isomaru Suisan” operated by SFPHD’s subsidiaries, as well as improve the profitability of existing stores. The Companies believe these measures will not only contribute to the improvement of CRH’s consolidated earnings but also to the sustainable growth of the entire Create Restaurants Group, the maximization of group synergies, and the deepening of “Group Federal Management”.

Regarding the method of business integration, since both CRH and SFPHD currently operate under a holding company structure, the Companies concluded that a method to make SFPHD a wholly owned subsidiary through a tender offer or a share exchange would result in the continued existence of two holding companies. This would not achieve cost efficiencies and would impair the flexibility and speed of decision-making, which would not align with the improvement of corporate value. Furthermore, realizing the synergies described above requires many practical procedures, such as the sharing of know-how between the two companies and the unification of decision-making processes and management systems within the group. The Companies determined that integration through a merger would enable the earlier realization of synergies and contribute more to the improvement of corporate value than promoting integration after making SFPHD a wholly owned subsidiary through a tender offer or a share exchange.

In addition, since SFPHD will be delisted through the Merger, the Companies considered the potential disadvantages expected from delisting, such as the impact on minority shareholders and the securing of fund-raising methods for SFPHD. However, regarding funding needs, CRH’s group finance can serve as an alternative to fund-raising from the stock market. Furthermore, the Companies believe they can provide SFPHD shareholders with the opportunity to enjoy shareholder returns, such as potential increases in CRH’s share price, dividends, and shareholder benefit programs, through the delivery of CRH common stock (the “CRH Stock”) as consideration for the Merger.

Based on the above points, and as a result of careful consideration by both companies, CRH and SFPHD reached a mutual understanding that the Merger will contribute to the improvement of the corporate value of the entire Create Restaurants Group and will be beneficial to the shareholders of both CRH and SFPHD. Accordingly, the Companies decided to implement the Merger at their respective meetings of the Board of Directors held today and entered into the Merger Agreement.

2. Summary of the Merger

(1)	Time table for the Merger

Record date for the Annual General Meeting of Shareholders (SFPHD)	February 28, 2026
Date of resolution at the meeting of the Board of Directors (Both Companies)	April 14, 2026
Date of conclusion of the Merger Agreement (Both Companies)	April 14, 2026
Date of resolution at the Annual General Meeting of Shareholders (SFPHD)	May 21, 2026 (scheduled)
Last trading day (SFPHD)	June 26, 2026 (scheduled)
Delisting date (SFPHD)	June 29, 2026 (scheduled)
Effective date of the Merger	July 1, 2026 (scheduled)

(Note 1)	CRH plans to implement the Merger without obtaining approval of the Merger Agreement by a resolution of its General Meeting of Shareholders, pursuant to the simplified merger procedures set forth in Article 796, Paragraph 2 of the Companies Act.

(Note 2)	The schedule for the Merger may be changed by mutual agreement between the Companies if necessary due to the progress of the merger procedures or other reasons. In the event of any change to the above schedule, such change will be promptly announced.

(2)	Form of the Merger

The Merger will be conducted as an absorption-type merger, with CRH as the surviving company and SFPHD as the disappearing company. The Merger is scheduled to take effect on July 1, 2026, subject to approval of the Merger Agreement at the Annual General Meeting of Shareholders of SFPHD to be held on May 21, 2026. CRH will proceed with the Merger without obtaining approval of the Merger Agreement at its General Meeting of Shareholders, pursuant to the simplified merger procedures set forth in Article 796, Paragraph 2 of the Companies Act.

(3)	Details of allotment related to the Merger

	CRH (Company surviving the absorption-type merger)	SFPHD (Company disappearing in the absorption-type merger)
Allotment ratio related to the Merger	1	3.2
Number of shares to be issued resulting from the Merger	Common shares of CRH: 29,976,438 shares (planned)

(Note 1)	Allotment ratio related to the Merger (the “Merger Ratio”): CRH will allot and deliver 3.2 shares of CRH for each share of SFPHD. Note, however, that no allocation of shares through the Merger will be performed for SFPHD Stock held by CRH and the treasury shares held by SFPHD as of the Reference Time (as defined below). Furthermore, the Merger Ratio described in the table above may be changed upon agreement through consultation between the Companies in the event of any material change to the various conditions upon which the calculation is based.

(Note 2)	Number of shares of CRH Stock to be delivered through the Merger: 29,976,438 common shares (planned)

In connection with the Merger, CRH expects to allot and deliver the number of shares of CRH Stock calculated based on the Merger Ratio to the shareholders of SFPHD (excluding CRH and SFPHD) at the time immediately preceding the effective date of the Merger (the “Reference Time”) in exchange for the shares of SFPHD Stock they hold. CRH expects to newly issue all shares to be delivered through the Merger. The number of shares to be delivered above may be revised if there is a change in the number of treasury shares held by SFPHD by the time immediately preceding the effective date of the Merger, such as due to the exercise of appraisal rights by SFPHD shareholders.

(Note 3)	Treatment of shares less than one unit:

Shareholders of SFPHD who will hold shares of CRH less than one unit (shares less than 100 shares) as a result of the Merger may utilize the following systems concerning the shares of CRH from the effective date of the Merger, pursuant to the provisions of the Articles of Incorporation and the Share Handling Regulations of CRH. In addition, such shares may be traded at certain securities companies that handle shares less than one unit. Note, however, that shares less than one unit cannot be sold on financial instruments exchange markets.

1) Further purchase system for shares less than one unit (purchase to increase holdings to one unit (100 shares)):

Pursuant to the provisions of Article 194, Paragraph 1 of the Companies Act and the provisions of the Articles of Incorporation of CRH, this system allows shareholders holding shares of CRH less than one unit to purchase from CRH the number of shares that, together with the number of shares less than one unit already held, will constitute one unit.

2) Purchase request system for shares less than one unit (sale of shares less than one unit (100 shares)): Pursuant to the provisions of Article 192, Paragraph 1 of the Companies Act, this system allows shareholders holding shares of CRH less than one unit to request that CRH purchase such shares.

(Note 4)	Treatment of fractions of less than one share:

For shareholders of SFPHD who will receive fractions of less than one share of CRH Stock as a result of the Merger, CRH will sell the number of shares of its stock equivalent to the sum total of such fractions (if the sum total includes a fraction of less than one share, such fraction shall be rounded down) and deliver the proceeds from such sale to the shareholders in proportion to their respective fractions, in accordance with the provisions of Article 234 of the Companies Act and other relevant laws and regulations.

(4)	Treatment of stock acquisition rights and bonds with stock acquisition rights in connection with the Merger

SFPHD has not issued any stock acquisition rights or bonds with stock acquisition rights.

(5)	Treatment of dividends of retained earnings

The Companies have agreed that CRH may pay dividends of retained earnings of up to 2.25 yen per share of CRH Stock to shareholders or registered pledgees of shares entered or recorded in the final register of shareholders as of February 28, 2026, and that SFPHD may pay dividends of retained earnings of up to 14 yen per share of SFPHD Stock to shareholders or registered pledgees of shares entered or recorded in the final register of shareholders as of February 28, 2026. Other than the above, the Companies have agreed not to pay dividends of retained earnings during the period from today until the effective date of the Merger.

3.	Basis, etc. of details of allotment related to the Merger

(1)	Basis and reason for details of allotment

To ensure the fairness and appropriateness of the Merger Ratio and other aspects of the Merger as described in “2. Summary of the Merger,” “(3) Details of allotment related to the Merger” above, CRH and SFPHD respectively decided to individually request the calculation of the merger ratio from third-party appraisers independent of the Companies and to receive legal advice from legal advisors independent of the Companies. CRH selected Plutus Consulting Co. (“Plutus Consulting”), which is independent of the Companies, and SFPHD selected Japan Blue M&A Advisory Co., Ltd. (“JBMA”), which is independent of the Companies, as their respective financial advisors and third-party appraisers. In addition, CRH selected Iwata Godo, which is independent of the Companies, and SFPHD selected TMI Associates, which is independent of the Companies, as their respective legal advisors.

Each of the Companies carefully considered the matter, taking into account the results of the calculation of the merger ratio used for the Merger by their respective third-party appraisers and the advice from their legal advisors, as well as the results of due diligence conducted on the other party. After comprehensively considering factors such as their respective financial positions, asset conditions, and future outlooks, the Companies repeatedly conducted careful discussions and negotiations regarding the merger ratio.

As a result of careful discussions and considerations at CRH based on the valuation report concerning the merger ratio acquired on April 13, 2026, from Plutus Consulting, its third-party appraiser, the advice from Iwata Godo, its legal advisor, and the results of the due diligence CRH conducted on SFPHD, as described in “(4) Measures to secure fairness (including measures to avoid conflicts of interest)” below, CRH determined that the Merger Ratio is appropriate and serves the interests of CRH’s shareholders, and that it is appropriate to implement the Merger based on the Merger Ratio.

Meanwhile, SFPHD carefully conducted discussions and considerations based on the valuation report concerning the merger ratio acquired on April 13, 2026, from JBMA, SFPHD’s third-party appraiser (the “Merger Ratio Valuation Report (JBMA)”), the advice from TMI Associates, its legal advisor, the results of the due diligence SFPHD conducted on CRH, and the instructions and advice from the Special Committee consisting of independent members who have no interest in CRH, SFPHD, or the Merger, as well as the contents of the report received on April 13, 2026 (the “Report”) (as described in “(4) Measures to secure fairness (including measures to avoid conflicts of interest),” “4). Advice from the independent Special Committee at SFPHD and acquisition of the Report from the Special Committee” below), as described in “(4) Measures to Secure Fairness (Including Measures to Avoid Conflicts of Interest)” below. As a result, SFPHD determined that the Merger Ratio is appropriate and serves the interests of SFPHD’s minority shareholders, and that it is appropriate to implement the Merger based on the Merger Ratio.

In this manner, the Companies repeatedly conducted careful negotiations and discussions on the merger ratio based on the results of the calculations by their respective third-party appraisers and the advice of their legal advisors, and after comprehensively taking into account factors such as the financial positions, asset conditions, and future outlooks of both companies in light of the results of the due diligence each party conducted on the other. Finally, also taking into account the contents of the Report submitted by the Special Committee for SFPHD, the Companies reached the conclusion that the Merger Ratio is appropriate and serves the interests of their respective shareholders, and agreed to implement the Merger based on the Merger Ratio.

Note that the Merger Ratio may be changed upon agreement after consultation between the Companies if any material change occurs to the various conditions upon which the calculation is based.

(2)	Matters concerning calculation

1)	Names of appraiser and its relationship with the Companies

Each of Plutus Consulting, which is the third-party appraiser for CRH, and JBMA, which is the third-party appraiser for SFPHD, is a third-party appraiser independent of the Companies. They do not fall under the category of related parties of SFPHD or CRH and do not have any material interest in SFPHD or CRH. The compensation for Plutus Consulting for the Merger is a fixed fee to be paid regardless of whether the Merger is successful or not.

Mizuho Bank, Ltd. (“Mizuho Bank”), a group company of JBMA, conducts loan transactions and other business with CRH and SFPHD as part of ordinary banking transactions, but it does not have any material interest involving a conflict of interest with CRH or SFPHD regarding the Merger. According to JBMA, JBMA has established and implemented appropriate measures to avoid conflicts of interest, such as information barriers between itself and Mizuho Bank, and has calculated the merger ratio from a position independent of Mizuho Bank’s status as a lender. SFPHD has determined that there is no particular problem with requesting JBMA to calculate the share value of SFPHD Stock, given that appropriate measures to prevent adverse effects have been taken between JBMA and Mizuho Bank, and that SFPHD and JBMA conduct transactions under terms and conditions similar to those of general business partners, thereby ensuring sufficient independence for JBMA to perform its duties as a financial advisor and a third-party appraiser for the Merger.

The compensation for JBMA for the Merger includes a success fee to be paid on the condition of the conclusion of the Merger Agreement and other factors. However, SFPHD has determined that the inclusion of a success fee to be paid on the condition of the conclusion of the Merger Agreement does not negate JBMA’s independence, taking into account general practical customs for similar types of transactions and the appropriateness of a compensation structure that would cause SFPHD to incur a corresponding financial burden even if the Merger were not successful.

2)	Overview of calculation

(i)	Calculation by Plutus Consulting

For CRH, Plutus Consulting adopted the average market price method for its calculation because the common shares of CRH are listed on the Prime Market of the Tokyo Stock Exchange and a market share price exists.

For SFPHD, Plutus Consulting adopted the average market price method because the common shares of SFPHD are listed on the Prime Market of the Tokyo Stock Exchange and a market share price exists. In addition, it adopted the comparable company analysis method because there are multiple comparable listed companies and it is possible to infer share value through comparison with such listed companies. Furthermore, it adopted the discounted cash flow method (the “DCF method”) in order to reflect the status of future business activities in the valuation.

The results of the calculation of the merger ratio based on each valuation method, assuming the share value per common share of CRH to be 1, are as follows:

Valuation Method		Calculation results of merger ratio
CRH	SFPHD
Average market price method	Average market price method	2.84–3.19
	Comparable company analysis method	1.15–2.19
	DCF method	1.87–3.60

For the average market price method, Plutus Consulting used April 13, 2026, which is the business day immediately preceding the date of the conclusion of the Merger Agreement, as the calculation reference date. It adopted the closing price on the calculation reference date on the Prime Market of the Tokyo Stock Exchange and the simple average of the closing prices for the one-month, three-month, and six-month periods prior to the calculation reference date.

For the comparable company analysis method, the calculation was performed through a comparison with financial indicators showing the profitability, etc., of the market share prices of listed companies engaged in businesses relatively similar to those of SFPHD.

For the DCF method, the share value was calculated by discounting the future cash flows expected from the fiscal year ending February 2027 onwards to the current value at a certain discount rate. This was based on financial forecasts from the fiscal year ending February 2027 to the fiscal year ending February 2030 prepared by SFPHD, as well as recent performance trends. Note that the financial forecasts of SFPHD used by Plutus Consulting as a premise for the DCF method include fiscal years in which a significant increase in profit and a significant increase in free cash flow are expected. Specifically, SFPHD expects that in the fiscal year ending February 2028, operating profit and ordinary profit will increase by 30% or more compared to the previous fiscal year, and free cash flow will increase, due to improvements in the cost-of-sales ratio associated with revisions to sales prices, etc. Furthermore, as it is difficult at this time to estimate the synergy effects expected to be realized through the Merger, the financial forecasts were prepared based on SFPHD’s standalone plan that does not incorporate such synergies.

In calculating the merger ratio, Plutus Consulting has, in principle, used the materials and information provided by SFPHD and information that has been made publicly available as they are. It assumes that all such materials and information used for analysis and review are accurate and complete, and that there are no facts undisclosed to Plutus Consulting that could have a material impact on the calculation of the merger ratio. It has not independently verified, and assumes no obligation to verify, the accuracy or completeness of such materials and information.

Plutus Consulting has not independently performed any evaluation, appraisal, or assessment, including analysis and evaluation of individual assets and liabilities, and has not requested any third party to perform such evaluation, appraisal, or assessment for all assets or liabilities of SFPHD and its affiliates (including, but not limited to, financial derivatives, off-balance sheet assets and liabilities, and other contingent liabilities). Plutus Consulting assumes that the information regarding the financial forecasts of SFPHD provided was reasonably prepared based on the best possible forecasts and judgments by management at this time, and it relies on this information without independent verification. The calculation by Plutus Consulting is based on the financial, economic, market, and other conditions as of April 13, 2026, for the average market price method, and as of March 31, 2026, for other methods.

(ii)	Calculation by JBMA

For CRH, JBMA adopted the market price method for its calculation because the common shares of CRH are listed on the Prime Market of the Tokyo Stock Exchange and a market share price exists.

For SFPHD, JBMA calculated the share value by adopting the market price method because the common shares of SFPHD are listed on the Prime Market of the Tokyo Stock Exchange and a market share price exists, and the DCF method in order to reflect the status of future business activities in the valuation.

The results of the calculation of the merger ratio based on each valuation method, assuming the share value per common share of CRH to be 1, are as follows:

Valuation Method		Calculation results of merger ratio
CRH	SFPHD
Market price method	Market price method	2.82–3.24
	DCF method	2.62–3.56

For the market price method, JBMA used April 13, 2026, as the calculation reference date, and adopted the closing price on the calculation reference date and the simple average of the closing prices for the one-month, three-month, and six-month periods up to the calculation reference date.

In the DCF method, the corporate value and share value were evaluated by discounting the future cash flows expected from the fiscal year ending February 2027 onwards to the current value at a certain discount rate, based on the financial forecasts from the fiscal year ending February 2027 to the fiscal year ending February 2030 prepared by SFPHD and recent performance trends. The weighted average cost of capital (WACC) was adopted as the discount rate, ranging from 5.03% to 6.03%. In calculating the terminal value, the perpetual growth method was adopted, using a perpetual growth rate of 0.25% to 0.75%. The financial forecasts of SFPHD that JBMA used as a premise for its calculation under the DCF method are as follows, and these financial forecasts include fiscal years in which a significant increase or decrease in profit is expected. Specifically, SFPHD expects that in the fiscal year ending February 2028, operating profit, ordinary profit, and free cash flow will increase by 30% or more compared to the previous fiscal year due to improvements in the cost-of-sales ratio associated with revisions to sales prices, etc., and that in the fiscal year ending February 2029, free cash flow will increase by 30% or more compared to the previous fiscal year.

(Millions of yen)

	Fiscal year ending February 2027	Fiscal year ending February 2028	Fiscal year ending February 2029	Fiscal year ending February 2030
Net sales	33,385	35,882	38,399	40,937
Operating profit	2,100	2,872	3,526	4,211
EBITDA	2,935	3,771	4,489	5,235
Free cash flow	961	1,420	1,964	2,470

In calculating the merger ratio above, JBMA has, in principle, adopted public information and information provided to JBMA as they are. It assumes that all such materials and information are accurate and complete, and it has not independently verified, nor does it assume any obligation to verify, the accuracy or completeness of such materials and information. Furthermore, JBMA has not independently performed any evaluation or assessment, and has not requested any third-party institution to perform an appraisal or assessment, for the assets and liabilities of the Companies and their affiliates (including derivative transactions, off-balance sheet assets and liabilities, and other contingent liabilities). JBMA assumes that the business plans, financial forecasts, and other future information provided by SFPHD were reasonably prepared based on the best possible forecasts and judgments by the management of SFPHD at this time. JBMA relies on this information without independently verifying the accuracy, validity, and feasibility of SFPHD’s business plans. JBMA’s calculation of the merger ratio reflects the information and economic conditions obtained by JBMA up to April 13, 2026. Note that JBMA’s calculation has the sole purpose of serving as a reference for the Board of Directors of SFPHD to consider the merger ratio.

(3)	Prospect and reason for delisting

As a result of the Merger, the SFPHD Stock is expected to be delisted on June 29, 2026, in accordance with the delisting criteria of the Tokyo Stock Exchange. After the delisting, the SFPHD Stock can no longer be traded on the Tokyo Stock Exchange. Note that if the current effective date of the Merger is changed, the delisting date is also expected to be changed.

Even after the SFPHD Stock is delisted, the CRH Stock to be allotted to the shareholders of SFPHD on the effective date of the Merger is listed on the Prime Market of the Tokyo Stock Exchange. Therefore, while some shareholders may only receive an allotment of shares less than one unit depending on the number of shares they hold, those who hold one unit or more will be able to trade their shares on the Tokyo Stock Exchange even after the effective date of the Merger, and the Companies believe that liquidity of the shares will continue to be ensured.

Shares less than one unit cannot be sold on the Tokyo Stock Exchange. However, shareholders may request CRH to further purchase the number of shares that, together with the number of shares less than one unit already held, will constitute one full unit, or request that CRH purchase such shares less than one unit. For details of such treatment, please refer to (Note 3) of “(3) Details of allotment related to the Merger” under “2. Summary of the Merger” above.

Furthermore, for details of the handling of fractions in the event that fractions of less than one share arise as a result of the Merger, please refer to (Note 4) of “(3) Details of allotment related to the Merger” under “2. Summary of the Merger” above.

Note that shareholders of SFPHD may continue to trade their shares of SFPHD Stock on the Tokyo Stock Exchange as before until June 26, 2026 (scheduled), which is the last trading day, and may also exercise their legal rights as set forth in the Companies Act and other laws and regulations until the Reference Time.

(4)	Measures to secure fairness (including measures to avoid conflicts of interest)

As CRH already holds 13,435,500 shares of SFPHD Stock (58.92% of the 22,803,137 shares, which is the total number of issued shares as of February 28, 2026 (22,813,689 shares) less the number of treasury shares held by SFPHD (10,552 shares)), and SFPHD falls under the category of a subsidiary of CRH, the Companies have determined that it is necessary to ensure fairness by avoiding conflicts of interest in the Merger, and have implemented the following measures to secure fairness (including measures to avoid conflicts of interest).

1)	Acquisition of valuation reports from independent third-party appraisers by both companies

In order to ensure fairness in decision-making regarding the merger ratio used in the Merger, CRH selected Plutus Consulting, a third-party appraiser independent of the Companies, and obtained a valuation report concerning the merger ratio dated April 13, 2026. SFPHD selected JBMA, a third-party appraiser independent of the Companies, and obtained the Merger Ratio Valuation Report (JBMA) dated April 13, 2026. For an overview of each valuation report, please refer to “(2) Matters concerning calculation” above. Note that neither company has obtained an opinion on the fairness of the merger ratio (a fairness opinion) from their respective third-party appraisers.

2)	Advice from independent law firms to both companies

CRH appointed Iwata Godo as its legal advisor for the Merger and has received legal advice regarding the various procedures for the Merger and the methods and processes of decision-making by the Board of Directors. Iwata Godo is independent of the Companies and does not have any material interest in the Companies. Meanwhile, SFPHD appointed TMI Associates as its legal advisor for the Merger and has received legal advice regarding the various procedures for the Merger and the methods and processes of decision-making by the Board of Directors. TMI Associates is independent of the Companies and does not have any material interest in the Companies.

3)	Advice from independent financial advisors to both companies

CRH appointed Plutus Consulting as its financial advisor for the Merger and has received advice from a financial perspective regarding the Merger. Plutus Consulting is independent of the Companies and does not have any material interest. SFPHD appointed JBMA as its financial advisor for the Merger and has received advice from a financial perspective regarding the Merger. JBMA is independent of the Companies and does not have any material interest.

4)	Advice from the independent Special Committee at SFPHD and acquisition of the Report from the Special Committee

(i)	Background of the consultation, etc.

SFPHD received the Proposal from CRH on December 9, 2025. In light of the fact that CRH is the parent company of SFPHD and that the Merger falls under a type of transaction where structural conflicts of interest and information asymmetry issues exist, SFPHD sought to ensure prudence in its decision-making, eliminate the risk of arbitrariness and conflicts of interest in its Board of Directors’ decision-making process, and ensure fairness. Accordingly, by a resolution of the SFPHD Board of Directors on January 22, 2026, SFPHD established the Special Committee as an advisory body for the Merger, consisting of three outside directors who are independent officers of SFPHD: Mr. Nobuaki Chonan (Certified Public Accountant, Nobuaki Chonan CPA Office), Ms. Yukari Takami, and Mr. Tokuhiro Kakita (Attorney-at-law, Keyaki Law Office).

SFPHD consulted the Special Committee on: (a) matters concerning the propriety of the Merger (including whether the Merger contributes to the enhancement of SFPHD’s corporate value), (b) matters concerning the fairness of the transaction terms of the Merger (including whether the level of the merger ratio, the method of acquisition, the type of acquisition consideration, and other transaction terms are fair), (c) matters concerning the fairness of the procedures for the Merger (including whether sufficient procedures have been taken to ensure the fairness of the transaction terms), and (d) based on (a) through (c) and other matters, whether the Merger is fair to minority shareholders (collectively, the “Matters of Inquiry”). SFPHD requested the Special Committee to submit a report (toshin) to the Board of Directors regarding these points. From the perspective of avoiding conflicts of interest, the resolution was passed by the unanimous consensus of all directors of SFPHD (six directors) excluding Mr. Yusuke Ishii, who concurrently serves as a director of CRH.

The compensation for each member of the Special Committee is included in their compensation as outside directors, as they are all outside directors of SFPHD and their duties as committee members are deemed to be included in their professional responsibilities. Their compensation does not include any contingency fee subject to the announcement or completion of the Merger.

In addition, SFPHD resolved to grant the Special Committee the following authority: (i) to interview and conduct investigations (including requesting explanations or advice) of SFPHD’s officers, employees, or advisors involved in the Merger regarding matters necessary for considering the Matters of Inquiry; (ii) to request (a) that the Special Committee’s proposals, other opinions, or questions be communicated to CRH, and (b) the setting of opportunities for the Special Committee itself to discuss and negotiate with CRH (including its officers and employees involved in the Proposal and CRH’s advisors). Furthermore, even if the Special Committee does not request the setting of an opportunity under (b), SFPHD resolved that it shall promptly report the contents of its discussions and negotiations with CRH to the Special Committee, and the Special Committee may, based on such contents, state its opinions or give necessary instructions or requests to SFPHD regarding the policy for discussions and negotiations with CRH; and (iii) if the Special Committee deems it necessary, to independently appoint attorneys, certified public accountants, or other advisors at SFPHD’s expense and seek advice from them. In response, at the first meeting of the Special Committee held on January 22, 2026, the Special Committee confirmed that there were no issues with the independence of the advisors appointed by SFPHD and approved the appointment of TMI Associates as legal advisor and JBMA as financial advisor and third-party appraiser.

(ii)	Process of consideration

The Special Committee held a total of 10 meetings between January 22, 2026, and April 13, 2026. In addition, between these meetings, the committee carefully considered the Matters of Inquiry by expressing opinions, exchanging and collecting information via e-mail and other means, and holding consultations as needed. Specifically, the Special Committee received explanations from SFPHD and held Q&A sessions regarding SFPHD’s business description and performance trends, major management challenges, the expected merits and demerits for SFPHD’s business resulting from the Merger, and the formulation procedures for the business plan (the “Business Plan”) that serves as the basis for considering the transaction terms of the Merger. Furthermore, the Special Committee received explanations from CRH and held Q&A sessions regarding the consideration process leading to the proposal for the Merger, the purpose and structure of the Merger, the nature and extent of the merits, demerits, and other impacts expected from the Merger, as well as the management policy planned for after the Merger. During these Q&A sessions, CRH responded that, at this point, there are no plans to implement personnel reductions, disadvantageous changes in working conditions, or solicitation of voluntary retirement for SFPHD employees in connection with the implementation of the Merger. In addition, the Special Committee received explanations from JBMA, SFPHD’s financial advisor and third-party appraiser, regarding the methods and results of the valuation of the merger ratio in the Merger, held Q&A sessions regarding the calculation process, and examined the reasonableness of the valuation results. In the course of these considerations, the Special Committee received advice from TMI Associates, SFPHD’s legal advisor, regarding the contents of the measures to ensure the fairness of the Merger and to avoid conflicts of interest, including the significance and role of the Special Committee.

The Special Committee received timely reports from JBMA regarding the contents of CRH’s proposals and the status of discussions and negotiations. Based on these reports and opinions heard from TMI Associates and JBMA, the committee deliberated and considered the matter, expressed opinions as appropriate, discussed and approved responses to negotiation policies and proposal contents, and gave instructions and made requests to SFPHD.

(iii)	Contents of judgment

Under the background described above, the Special Committee repeatedly and carefully discussed and considered the Matters of Inquiry, taking into account the advice received from a legal perspective from TMI Associates, the advice received from a financial perspective from JBMA, and the contents of the Merger Ratio Valuation Report (JBMA) submitted on April 13, 2026. As a result, the Special Committee submitted the Report to SFPHD’s Board of Directors on April 13, 2026, with the unanimous consensus of all members, the summary of which is as follows.

(a)	Contents of the Report

ⅰ．	The Merger will contribute to the enhancement of SFPHD’s corporate value.
ⅱ．	The transactional terms of the Merger are fair.
ⅲ．	The procedures for the Merger are fair.
ⅳ	In view of i. through iii. above, it is fair to SFPHD’s general shareholders that the SFPHD Board of Directors decides to implement the Merger.

(b)	Reasons for the Report

ⅰ.	Advisability of the implementation of the Merger

(A) Purpose, etc. of the Merger

The Special Committee had question-and-answer sessions with SFPHD and CRH about the purpose, etc. of the Merger. After receiving the explanations described in “1. Purpose of the Merger” above, the Special Committee confirmed and considered the specific details thereof.

(B) Consideration

The Special Committee validated the contents described in “1. Purpose of the Merger” above and whether the possibility of corporate value being enhanced, in view of the foregoing, can be found reasonable. As a result of question-and-answer sessions with CRH and SFPHD and confirmation and deliberation of their answers, the Special Committee confirmed the following: [i] It is expected through an absorption-type merger of SFPHD by CRH that overlapping head office functions will be streamlined and listing expenses will be reduced, and additionally, managerial resources will become more efficient, including flexible fund management within the group. [ii] It is expected that by using local outreach, the overseas network, the business form development capabilities, and the store operational expertise of CRH and its subsidiaries, the brand power and sales of Isomaru Suisan, etc., which is operated by SFPHD’s subsidiaries, can be improved ; [iii] and taking into account that, in connection with the execution of this merger, there are no plans to implement workforce reductions, to make unfavorable changes to treatment, or to solicit voluntary retirements, this merger can be considered to be based on a spirit of equality. Furthermore, no material disadvantages of the Merger have been found. As a result, the Special Committee has determined that no particularly unreasonable matters have been found in the explanations and answers provided by CRH and SFPHD.

(C) Summary

Given the above and after careful discussions and consideration, the Special Committee has determined following: The Merger has been found to reasonably contribute to enhancement of corporate value; no unreasonable matters have been found with the purpose, etc. of the Merger; the Merger intends to contribute to enhancement of SFPHD’s corporate value; and the Merger has been found to contribute to the enhancement of SFPHD’s corporate value.

ⅱ．Matters	relating to the fairness of the transactional terms of the Merger

Regarding the fairness of the transactional terms of the Merger, the Special Committee found the following:

(A) Calculations by JBMA

According to the Merger Ratio Valuation Report (JBMA) acquired from JBMA, a third-party valuation institution that is independent of CRH and SFPHD, the valuation results of the merger ratio for the Merger using the market price method and the DCF method are as follows.

Valuation Results of the Merger Ratio for the Merger

Calculation method	Valuation range
Market price method	2.82–3.24
DCF method	2.62–3.56

(Note) The valuation range of each calculation method has the condition that the share value per CRH Share is 1.

According to JBMA, for CRH, the market price method was used because CRH Stock are listed on the TSE Prime Market and a market price exists.

The share value of SFPHD was determined using the market price method because SFPHD Stock are listed on the TSE Prime Market and a market price exists. Also, the DCF method was used in order to reflect the status of future business activities in the valuation.

As a result, in the Merger, the Merger Ratio is within the valuation range using the market price method and is at a level that exceeds the median of the range using the DCF method.

It should be noted that after receiving from JBMA explanations on the selection of the calculation methods and valuation methods used for each valuation and having question-and-answer sessions with JBMA and SFPHD about the selection of the valuation methods, the financial forecasts based on the business plan of SFPHD, the selection of calculation methods for continuous value, the basis for the calculation of the discount rate, and other matters, the Special Committee gave consideration, and it did not find any unreasonable matters, in light of common valuation practices.

(B)	Fairness of procedures and related matters in the negotiation process

As described in “ⅲ．Matters relating to the fairness of procedures for the Merger” below, the procedures in the negotiation for the Merger have been found to be fair, and it was found that the transactional terms of the Merger have also been decided in view of the results of the repeated negotiations between CRH and SFPHD. In addition, in the Merger, dissenting shareholders are granted appraisal rights pursuant to the provisions of the Companies Act, and means are secured for the general shareholders of SFPHD to oppose the Merger.

(C)	Implementation method and type of consideration for the Merger

For the method of the Merger, an absorption-type merger in which CRH Stock will be allotted and delivered is under consideration.

If cash is used as consideration for the Merger, or in a case of an absorption-type merger through a tender offer and squeeze-out procedures for SFPHD Stock, [i] there is a possibility that funds for growth investments in the existing businesses to be used after the Merger and cash and deposits on hand in preparation for the capital needs required for the business operation of SFPHD may be diminished; as a result of which; the purpose described in “1. Purpose of the Merger” above may not be achieved; [ii] if a tender offer and squeeze-out procedures are preconditions, the synergies described in “1. Purpose of the Merger” above may not be realized early on; therefore, it cannot be said to be unreasonable to use CRH Stock as consideration in the Merger.

In consideration of the above, the reasonableness of the implementation method of the Merger and the type of consideration for the Merger should not be denied.

(D)	Consideration of premium ratios

The per-share value of the SFPHD Stock in the Merger Ratio by CRH is 2,448 yen. With April 13, 2026, which is the business day prior to the day of announcement of the Merger, as the base date, such value represents a premium of 0.37% (the base date; rounded to the second decimal place; hereinafter the same applies with respect to premium ratios), 5.69% (one month up to the base date), 7.26% (three months up to the base date), and 12.70% (six months up to the base date), over the closing price for the SFPHD Stock on the base date, the simple average of closing prices in the past one month, the simple average of closing prices in the past three months, and the simple average of closing prices in the past six months, respectively.

In this regard, the premium ratios over the closing price on the base date and the simple average of closing prices in the past one month are not necessarily evaluated as a high level when compared to ratios in similar cases (Note), or when taking into account that the average premium level in other reorganization cases involving listed companies is approximately 10% to 20%. On the other hand, the stock price of SFPHD rose by 13.18% (rounded to the second decimal place) over the past one month from March 16, 2026 to the base date, and it is recognized that such increase exceeds the increase rate (4.65%) of CRH’s stock price; SFPHD had not made any timely disclosure etc. that may fluctuate the stock price in the past one month from March 16, 2026 to the base date, and there were not necessarily any identifiable circumstances that could be correlated with such a stock price rise. Furthermore, while premium ratios over the closing price on the base date and over the simple average of closing prices in the past one-month period are generally important factors in examining the fairness of the Merger Ratio, circumstances correlated with the stock price increase are not necessarily recognized in this case, as noted above. Although the fact that the premium rates against the reference date closing price and the one-month simple average are not high when compared to similar cases. Therefore, when considering the appropriateness of the Merger Ratio, it can also be considered reasonable to conduct a comprehensive review that includes long-term stock price levels such as the simple average of closing prices in the past three months and the simple average of closing prices in the past six months, which reflect stabler stock price trends.

(Note) The medians of the premium ratios in seven cases of management integration through an absorption-type merger in which a listed company was an absorbed company that was passed by the general shareholders’ meeting, announced between June 28, 2019, the date of announcement of the “Fair M&A Guidelines” by the Ministry of Economy, Trade and Industry, and April 13, 2026, are 5.36% (the business day prior to the day of announcement), 6.10% (one month up to the business day prior to the day of announcement), 7.55% (three months up to the business day prior to the day of announcement), 8.61% (six months up to the business day prior to the day of announcement), respectively.

On the other hand, [i] if the Merger is not carried out, SFPHD cannot carry out business integration with CRH and cannot enjoy the benefits or synergies that will arise through the Merger described in items i.(B) [i] to [iii] above, and as a result, SFPHD will miss opportunities to improve its corporate value, [ii] as stated in ii.(A), the Merger Ratio is at a level that exceeds the median of the range of the valuations using the DCF method in the calculation report by JBMA, and [iii] with respect to the simple average of closing prices in the past three months and the simple average of closing prices in the past six months, it can be evaluated that levels that are comparable to ratios in other similar cases have been ensured. Therefore, it is not necessarily appropriate to immediately determine that the Merger should not be carried out simply because the premium ratios over the closing price on the base date and over the simple average of closing prices in the past one month do not reach the level similar to those in similar cases, and it cannot be said that the premium ratios in the Merger would not impair the fairness of the Merger Ratio.

(E)	Consideration and summary

Given the above and after careful discussion and consideration and in light of the advice provided by the advisors in iii. (B) to (C), the Special Committee has determined that the transactional terms of the Merger ensure the common interests of shareholders to the extent that is possible, and therefore, such transactional terms are fair.

ⅲ．Matters relating to the fairness of procedures for the Merger

According to SFPHD and TMI Associates, as its legal advisor, SFPHD is found to be taking the following measures to ensure fairness and transparency in the process of considering the Merger at SFPHD.

(A)	Consultation with independent special committee at SFPHD

On January 22, 2026, prior to making any decisions relating to the implementation of the Merger, SFPHD consulted about the Inquired Matters with the Special Committee as an advisory body for the purpose of causing SFPHD to exercise caution in its decision-making for the Merger and to eliminate any potential arbitrariness and conflicts of interest in, and ensure the fairness of, the decision-making process at the Boards of Directors of SFPHD. Supposedly, in the decision-making process for the Merger, the opinions of the Special Committee on the Inquired Matters are respected to the fullest extent; the Special Committee can conduct investigations relating to the Merger at the expense of SFPHD; and in consultations and negotiations of transactional terms with CRH, SFPHD can report to and consult with the Special Committee in a timely manner, and the Special Committee can provide its opinions or necessary instructions and requests. There has been no change to the Special Committee members since the initial consultation.

The Special Committee received timely reports from JBMA on CRH’s proposals, the state of consultations and negotiations, and other matters. It also engaged in deliberations and consideration in view of opinions acquired from TMI Associates and JBMA, and it provided its opinions, as appropriate, and then discussed and approved responses to negotiation policies and proposals, as well as giving instructions and requests to SFPHD. In this way, the Special Committee was substantially involved in the negotiations with CRH.

(B)	Obtaining advice from an independent law firm

SFPHD appointed TMI Associates as its legal advisor for the Merger, and it has been receiving advice from TMI Associates on various procedures for the Merger, the Board of Directors’ decision-making methods and processes, etc. from a legal viewpoint.

The Special Committee confirmed that there were no problems in terms of the independence and expertise of TMI Associates, and it approved TMI Associates as SFPHD’s legal advisor.

(C)	Obtaining advice from an independent financial advisor and third-party valuation institution

SFPHD appointed JBMA as an independent financial advisor and third-party valuation institution, and it has been receiving advice from JBMA on negotiations, etc. relating to the Merger from a financial viewpoint.

The Special Committee confirmed that there were no problems in terms of the independence and expertise of JBMA, and it approved JBMA as SFPHD’s financial advisor and third-party valuation institution.

(D)	Building an independent consideration system

SFPHD built an internal system in which the Merger-related considerations, the negotiations, and determinations are carried out from a standpoint that is independent of CRH. Specifically, since December 9, 2025, when the proposal was received from CRH, SFPHD has had a project team that considers the Merger (including preparation of the business plan that serves as the basis for the valuation of SFPHD Stock), and it consults and negotiates with CRH. The team consists of SFPHD officers who do not concurrently hold, and have never held in the past, any officer positions at CRH. It was decided that Mr. Yusuke Ishii, who is concurrently serving as a director of CRH, does not participate in any consultations or negotiations regarding the Merger at all, and such treatment is continuing.

(E)	Summary

Given the above and after careful discussion and consideration, the Special Committee has determined that appropriate measures to ensure fairness have been taken in the Merger, and procedures for the Merger, including the process of consultation, consideration, and negotiation for the Merger, are fair.

ⅳ．In view of i. through iii. above, whether it is fair to SFPHD’s general shareholders that the SFPHD Board of Directors decides to implement the Merger

In deliberations at the Special Committee, no other particular matters that may have adverse effects on SFPHD’s general shareholders were identified, and as a result of careful consideration of the impact of the Merger on SFPHD’s general shareholders, in view of the matters described in i. through iii. above, the Special Committee has determined that it is fair to SFPHD’s general shareholders that the SFPHD Board of Directors decides to implement the Merger.

5) Approval of all directors of SFPHD who have no interest (including those who are Audit and Supervisory Committee members)

SFPHD carefully conducted discussions and considerations regarding whether the Merger contributes to the enhancement of SFPHD’s corporate value and whether the transaction terms of the Merger, including the Merger Ratio, are appropriate. This process was conducted based on the legal advice from TMI Associates, the advice from a financial perspective from JBMA, and the contents of the Merger Ratio Valuation Report (JBMA), while respecting the contents of the Report received from the Special Committee to the maximum extent possible. As a result, at the meeting of the Board of Directors of SFPHD held today, it resolved to enter into the Merger Agreement.

At the meeting of the SFPHD Board of Directors held today, from the perspective of avoiding conflicts of interest, the resolution regarding the Merger was passed by the unanimous consensus of all directors of SFPHD (six directors) excluding Mr. Yusuke Ishii, who concurrently serves as a director of CRH, among the seven directors of SFPHD. Furthermore, because Mr. Yusuke Ishii, who concurrently serves as a director of CRH, has an interest or potential conflict of interest in the Merger, he did not participate in the deliberations or resolutions regarding the Merger at the SFPHD Board of Directors meetings, nor did he participate in any discussions or negotiations with CRH regarding the Merger from the position of SFPHD.

6) Establishment of an independent internal project team at SFPHD

SFPHD has established an internal project team to consider, negotiate, and make judgments regarding the Merger from a position independent of CRH. Specifically, after receiving the Proposal from CRH on December 9, 2025, SFPHD considered and established a project team to conduct the consideration of the Merger (including the preparation of the Business Plan, which serves as the basis for the valuation of SFPHD Stock) and the discussions and negotiations with CRH. The members of the project team consist of officers and employees of SFPHD who do not concurrently serve as officers or employees of CRH and have not held such positions in the past. In addition, it was decided that Mr. Yusuke Ishii, who concurrently serves as a director of CRH, would not participate in any discussions or negotiations regarding the Merger, and this treatment has been maintained.

Based on the advice of TMI Associates, SFPHD obtained the approval of the Special Committee that there are no issues with SFPHD’s internal project team (including the scope and duties of officers and employees involved in the consideration, negotiation, and judgment regarding the Merger) from the perspective of independence and fairness, including these treatments.

7)	Securing opportunities for takeover proposals from other acquirers (market checking)

CRH and SFPHD have not entered into any agreement that restricts contact between a potential counter-acquirer and SFPHD, such as an agreement including deal protection provisions that would prohibit SFPHD from contacting acquirers other than CRH (a “Counter-Acquirer”).

Furthermore, the Annual General Meeting of Shareholders of SFPHD to approve the Merger Agreement is scheduled to be held on May 21, 2026, which is more than one month after today, the date on which the conclusion of the Merger Agreement was announced. The Companies believe that this ensures sufficient opportunities for a Counter-Acquirer as compared to similar cases.

4.	Overview of Companies Involved in the Merger (as of February 28, 2026)

Surviving Company (Company surviving the absorption-type merger)	Disappearing Company (Company disappearing in the absorption-type merger)
(1)	Name	create restaurants holdings inc.	SFP Holdings Co., Ltd.
(2)	Location	5-10-18 Higashi-Gotanda, Shinagawa-ku, Tokyo	8F Hagiwara No. 2 Bldg., 2-24-7 Tamagawa, Setagaya-ku, Tokyo
(3)	Job title and name of representative	Jun Kawai, President	Makoto Sato, President
(4)	Description of business	Restaurant management	Restaurant management
(5)	Share capital	50 million yen	49 million yen
(6)	Date of establishment	April 22, 1997	November 17, 2010
(7)	Number of issued shares	425,628,568 shares	22,813,689 shares
(8)	Fiscal year-end	Last day of February	Last day of February
(9)	Number of employees	4,468 (Consolidated)	1,146 (Consolidated)
(10)	Major trading partners	—	—
(11)	Main banks	Mizuho Bank, Ltd Sumitomo Mitsui Banking Corporation Development Bank of Japan Inc. MUFG Bank, Ltd.	Mizuho Bank, Ltd MUFG Bank, Ltd. Sumitomo Mitsui Banking Corporation
(12)	Major shareholders and ownership ratios	G&Company Inc.	41.24%	create restaurants holdings	58.92%
The Master Trust Bank of Japan, Ltd. (Trust Account)	5.91%	The Master Trust Bank of Japan, Ltd. (Trust Account)	4.27%
Yurissa Co., Ltd.	1.41%	Mitsui & Co. Distribution Group Co., Ltd.	0.92%
Custody Bank of Japan, Ltd. (Trust Account)	1.29%	Kirin Brewery Company, Limited	0.92%
Haruhiko Okamoto	0.74%	Minori Holdings Co., Ltd.	0.92%
Jun Kawai	0.58%	Takara Shuzo Co., Ltd.	0.53%
Custody Bank of Japan, Ltd. (Trust Account 4)	0.25%	NSK Co., Ltd.	0.46%
JK Planning Co., Ltd.	0.23%	Hirakiya Co., Ltd.	0.46%
Create Restaurants Group Employee Stock Ownership Association	0.21%	UBS AG LONDON A/C IPB SEGREGATED CLIENT ACCOUNT	0.37%
Katzuji Ishii	0.19%	Makoto Sato	0.36%
(13)	Relationship between the parties
Capital relationship	CRH is the parent company of SFPHD, holding 13,435,500 shares (58.92% of SFPHD’s issued shares excluding treasury shares).
Personnel relationship	One director of CRH concurrently serves as a director of SFPHD. CRH also accepts three employees on secondment from SFPHD.
Business relationship

Settlement transactions, etc. occur in the following items:

● Accounts receivable from CRH for food and beverage charges resulting from the use of “Shareholder Benefit Coupons” presented by CRH to its shareholders at stores operated by SFPHD’s subsidiaries.

● Royalties related to the franchise development of the SFPHD brands “Isomaru Suisan” and “Isomaru Suisan Shokudo” by create restaurants inc., a wholly-owned subsidiary of CRH, and accounts receivable from SFPHD for food and beverage charges resulting from the use of “Shareholder Benefit Coupons” presented by SFPHD to its shareholders at said stores.

● Royalties related to the franchise development of the create restaurants inc. brand “Matcha House” by CLOOC DINING CO., LTD., a subsidiary of SFPHD.

In addition, CRH is outsourced to perform a portion of SFPHD’s accounting operations.

Related party relationship	SFPHD is a consolidated subsidiary of CRH, and both are considered related parties to each other.
(14)	Operating results and financial positions for the last three years (Millions of yen, unless otherwise noted)
As of / Fiscal year ended	CRH (consolidated)
February 2024	February 2025	February 2026
Total Equity	39,371	43,989	47,888
Total Assets	130,816	137,168	139,669
Equity per share attributable to owners of parent (Yen)	85.51	95.44	104.00
Revenue	145,759	156,354	165,449
Operating Profit	7,075	8,504	7,944
Profit attributable to owners of parent	5,041	5,590	4,677
Basic earnings per share (Yen)	11.99	13.29	11.11
Dividend per share (Yen)	3.50	4.00	4.50
As of / Fiscal year ended	SFPHD (consolidated)
February 2024	February 2025	February 2026
Net assets	7,744	8,732	9,181
Total assets	13,303	13,963	13,512
Net assets per share (Yen)	339.84	383.00	402.66
Net sales	29,079	30,389	31,119
Operating profit	2,026	2,186	1,706
Ordinary profit	2,236	2,281	1,836
Profit attributable to owners of parent	1,731	1,485	1,085
Earnings per share (Yen)	71.00	65.15	47.60
Dividend per share (Yen)	23.00	26.00	28.00

(Note) CRH conducted a two-for-one stock split of its common stock effective as of September 1, 2025. Accordingly, equity attributable to owners of parent per share, earnings per share, and dividend per share have been calculated on the assumption that said stock split was conducted at the beginning of the fiscal year ended February 2024.

5.	Status after the Merger

Company surviving the absorption-type merger
(1)	Name	create restaurants holdings inc.
(2)	Location	5-10-18 Higashi-Gotanda, Shinagawa-ku, Tokyo
(3)	Job title and name of representative	Jun Kawai, Representative Director and President
(4)	Description of business	Restaurant management
(5)	Share capital	Not yet determined at this time.
(6)	Fiscal year-end	Last day of February
(7)	Net assets	Not yet determined at this time.
(8)	Total assets	Not yet determined at this time.

6.	Overview of accounting treatments

As a result of the Merger, non-controlling interests recorded in the consolidated statement of financial position of CRH are expected to decrease, and the ratio of equity attributable to owners of parent is expected to increase. Additionally, while the attribution of profit to non-controlling interests in the consolidated statement of profit or loss is expected to be eliminated, the amount of the impact on the consolidated financial statements has not yet been determined at this time.

7.	Future outlook

The impact of the Merger on the consolidated financial results of CRH, the surviving company, is expected to be minimal. In the event that any matters required to be announced arise in the future, they will be disclosed promptly.

8.	Matters concerning transactions, etc. with controlling shareholder

(1)	Transactions, etc. with controlling shareholder and status of compliance with the policy for measures to protect minority shareholders

Since the Merger is a merger between CRH, the parent company, and SFPHD, its subsidiary, it constitutes a transaction, etc. with a controlling shareholder for SFPHD.

In the “Policy for measures to protect minority shareholders in conducting transactions, etc. with a controlling shareholder” presented in the Corporate Governance Report disclosed on May 29, 2025, SFPHD states: “In the event that transactions occur with a controlling shareholder, the Company’s policy is to make decisions based on the premise that terms and conditions are the same as those for transactions with other companies, and the Company strives to protect the rights of minority shareholders. In addition, as an advisory body to the Board of Directors, the Company has established a voluntary special committee consisting solely of outside directors. Since the committee is composed only of independent outside directors, the Company has determined that the independence of the special committee from the parent company is ensured.”

In considering the Merger, SFPHD has taken measures to ensure the fairness of the Merger and to avoid conflicts of interest, such as addressing structural conflict of interest issues, conducting deliberations at the Special Committee composed of independent outside directors of SFPHD, and submitting the Report to SFPHD’s Board of Directors, as described in “(4) Measures to secure fairness (including measures to avoid conflicts of interest)” under “3. Basis, etc. of details of allotment related to the Merger” above. SFPHD believes that such actions are in compliance with the aforementioned policy.

(2)	Matters concerning measures to secure fairness and avoid conflicts of interest

Please refer to “(4) Measures to secure fairness (including measures to avoid conflicts of interest)” under “3. Basis, etc. of details of allotment related to the Merger” above.

(3)	Overview of the opinion obtained from an entity that is independent from the controlling shareholder that the transaction is not adverse to the interests of minority shareholders

Please refer to “4). Advice from the independent Special Committee at SFPHD and acquisition of the Report from the Special Committee” in “(4) Measures to secure fairness (including measures to avoid conflicts of interest)” under “3. Basis, etc. of details of allotment related to the Merger” above.

9.	Shareholders Benefits Plan

CRH implements a shareholders benefits plan for shareholders who hold one unit (100 shares) or more and are entered or recorded in the register of shareholders as of the end of February and the end of August each year.

Subject to the approval of the Merger at the Annual General Meeting of Shareholders of SFPHD scheduled to be held on May 21, 2026, and the Merger taking effect, shareholders who hold SFPHD Stock will continue to be able to use the benefits (meal coupons) under CRH’s shareholders benefits plan at stores operated by SFPHD (including Joh Smile Corporation, and CLOOC DINING CO., LTD.). The benefits is scheduled to be implemented for shareholders who hold one unit (100 shares) or more and are entered or recorded in CRH’s register of shareholders as of August 31, 2026, which is the first record date following the effective date of the Merger.

SFPHD has implemented a shareholders benefits plan that presents meal coupons to shareholders who hold 100 shares or more of SFPHD Stock and are entered or recorded in SFPHD’s register of shareholders as of the last day of February and August each year. However, at the meeting of the Board of Directors of SFPHD held today, it resolved to abolish the shareholders benefits plan upon the shipping of the benefits for the record date of February 28, 2026, on the condition that the Merger takes effect. Even if SFPHD’s shareholders benefits plan is abolished, the meal coupon that have already been presented may continue to be used until the expiration date of said shareholder benefits.

10.	Others

(1)	Announcement of “Summary of Business Results for the Year Ending February 28, 2026 [IFRS] (Consolidated)”

CRH announced its “Summary of Business Results for the Year Ending February 28, 2026 [IFRS] (Consolidated)” on April 14, 2026. For details, please refer to the contents of the announcement by CRH.

(2) Announcement of “Consolidated Financial Results for the Fiscal Year Ended February 28, 2026 (Under Japanese GAAP)”

SFPHD announced its “Consolidated Financial Results for the Fiscal Year Ended February 28, 2026 (Under Japanese GAAP)” on April 14, 2026. For details, please refer to the contents of the announcement by SFPHD.

(3)	Announcement of “February 2026 Notice on differences between the projected and actual results for the full year”

SFPHD announced its “February 2026 Notice on differences between the projected and actual results for the full year” on April 14, 2026. For details, please refer to the contents of the announcement by SFPHD.

# # #

(Reference)

Consolidated earnings forecast for the current fiscal year (announced on April 14, 2026) and consolidated financial results for the previous fiscal year of CRH [IFRS]

(Millions of yen)

	Revenue	Operating profit	Profit before tax	Profit for the period	Profit attributable to owners of parent	(Ref.) Adjusted EBITDA
Year ending Feb. 2027 (forecast)	171,000	9,000	8,000	6,000	5,700	27,100
Year ended Feb. 2026	165,449	7,944	7,861	5,218	4,677	26,271

(Note)	CRH discloses Adjusted EBITDA as useful comparative information for its financial results, which is calculated using the following formula:

Adjusted EBITDA = Operating profit + Other operating expenses - Other operating income (excluding sponsorship income) + Depreciation and amortization + Non-recurring expense items (e.g., advisory fees related to share acquisitions)

Consolidated financial results for the previous fiscal year of SFPHD [Japanese GAAP]

(Millions of yen)

	Net Sales	Operating profit	Ordinary profit	Profit attributable to owners of parent
Year ended Feb. 2026	31,119	1,706	1,836	1,085

(Note)	For SFPHD, the earnings forecast for the fiscal year ending February 2027 is not stated because it is scheduled to be delisted on June 29, 2026.

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